Filed by TG Venture Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Flexi Group Holdings Ltd

Commission File No. 001-269739

Date: July 29, 2023

29/07/2023 Business Feature

[Translated]

Caption: The Hive, Kennedy Town

Since the global pandemic, the world has experienced significant changes in the way we work. Today, many companies are still implementing “hybrid work” or complete “work from home” models. However, as living spaces in Hong Kong are usually more compact, it can be difficult to work from home for extended periods of time. As a result, coworking spaces have even more business opportunities in the Hong Kong market. The Flexi Group, which operates over 40 coworking spaces in Asia and Australia, is actively expanding its footprint in Hong Kong in recent years. At present, it has nine coworking spaces in Hong Kong. In an interview with this magazine, The Flexi Group’s CEO Chris Edwards pointed out that more and more companies do not have to own traditional physical offices with the popularisation of technological advances and cloud computing, because they can get work done through the internet and mobile devices. This trend has further boosted the demand for coworking spaces.

Text: Chan Yuk-lin; Photographer: Pang Tai-wai; Art Designer: Au Yat-fan; Editor: Shum Chun-seng

Hybrid Working Gains Popularity Post-Pandemic

Demand for Coworking Spaces in Hong Kong Rises Further

The concept of coworking spaces emerged in the U.S. in 2006, and by 2016, many brands expanded globally in full swing, popularising coworking across the world. The number of coworking spaces in Hong Kong also soared from 2017 to 2018. However, “cut-throat” price wars began to emerge in 2019, with operators trying to draw customers in with low prices. Evidently, these were signs of a bursting bubble. After the pandemic of the century, coworking spaces mushroomed again. An increasing number of startups in Hong Kong alongside this change in working models in companies across different industries brought about substantial business opportunities.

Post-pandemic, coworking space operators began establishing new footholds in Hong Kong. Coworking space brand “theDesk,” for example, worked with Kerry Logistics in early 2023 to establish its 13th location on the 26/F of Enterprise Square Five, taking up about 17,000 square feet. The Flexi Group, which has opened more than 40 coworking spaces in Asia and Australia, has been actively expanding its business in Hong Kong in recent years. At present, it operates nine coworking spaces in Hong Kong. Since opening its first Hive location in Wan Chai in 2012, The Hive has been experiencing steady growth in Hong Kong. Chris Edwards commented that Hong Kong is very strong economically and culturally, making it a good place to conduct business. The Group will continue to partner with other companies in the future. He further pointed out that since the Covid-19 outbreak, all the markets that the Group operates in have undergone robust growth in demand. In particular, multinational corporations (MNCs) are increasingly demonstrating interest in working with The Flexi Group.

Caption: Central – The Hive; Wan Chai – The Hive

Caption: Chris Edwards, CEO of The Flexi Group

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The below was not included in the above published article:

Additional Information

This document includes information that relates to a proposed transaction between The Flexi Group Limited ("The Flexi Group") and TG Venture Acquisition Corp. (“TGVC”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any offer, sale or exchange of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, The Flexi Group Holdings Ltd filed a registration statement on F-4 on February 13, 2023, as amended on June 13, 2023 (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”) that included a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and TGVC, The Flexi Group Holdings Ltd or a successor entity thereof may file additional relevant materials with the SEC. A proxy statement/prospectus will be sent to all shareholders of TGVC and The Flexi Group. The Flexi Group Holdings Ltd, TGVC or a successor entity thereof will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and shareholders of The Flexi Group and TGVC are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by The Flexi Group Holdings Ltd, TGVC or any successor entity thereof through the website maintained by the SEC at www.sec.gov. Full details of the transaction can be found in the Registration Statement.

The documents filed by TGVC with the SEC also may be obtained free of charge upon written request to TG Venture Acquisition Corp., 1390 Market Street, Suite 200, San Francisco, CA 94102 or via email at info@tgventureaquisition.com. The documents filed by The Flexi Group Holdings Ltd or any successor entity thereof with the SEC also may be obtained free of charge upon written request to The Flexi Group Holdings Ltd, Wisma UOA II, Penthouse 16-1 Level 16, No. 6, Changkat Semantan, Bukit Damansara, 50490 Kuala Lumpur, Malaysia or via email at contact@theflexigroup.com.

Participants in the Solicitation

The Flexi Group, TGVC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TGVC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of TGVC’s securities are, or will be, contained in TGVC’s filings with the SEC, and such information and names of The Flexi Group’s directors and executive officers will also be in the Registration Statement, which will include the proxy statement of TGVC.

Non-Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TGVC, The Flexi Group, The Flexi Group Holdings Ltd or any successor entity thereof, nor shall there be any offer, solicitation, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Three Brands with Varied Market Positions

Take The Flex Group as an example - The Group has three brands that provide coworking spaces, namely The Hive, Common Ground, and The Cluster, where members can work in an environment that is closer to their homes. Each of the three brands has its own positioning to meet the needs of different companies. The Hive is designed for creatives, small-to-medium enterprises (SMEs), and entrepreneurs. It offers mid-range pricing, and its office spaces are located in residential areas or suburbs, with some workspaces also available in central business districts (CBD) or on the outskirts of CBDs. The Common Ground brand targets medium to high price range price points, attracting technology and professional services companies, SMEs, and multinational corporations (MNCs). Common Ground spaces are often located in Grade A office buildings or high-end retail locations in CBDs or the fringe of CBDs. The Cluster is the Group’s most prestigious brand, which is oriented toward mature technology and professional services companies. Its workspaces are located in Grade A or ultra-Grade A office buildings in CBDs.

With three brands under its name, The Flexi Group may be considered to require substantial capital for renting spaces. Operating such a business, would the Group become another “tenant” because of this?

Eliminating Risk Through Joint Venture Arrangements with Landlords

According to Chris Edwards, one of the key strategies of the Group is to stay “asset-light.” Instead of being a “tenant,” it chooses to make joint venture arrangements with landlords instead of signing a traditional lease. This operation model can prevent unnecessary risks and at the same time achieve a win-win situation.

Coworking spaces can provide a flexible and open working environment, such that individual entrepreneurs, small enterprises, and freelancers can all gain access to economical workplace options. A coworking space provides not only facilities and services but also helps promote interaction between companies, through which a community is built and cooperation amongst them can be fostered. Chris Edwards said that the demand for coworking spaces may continue to rise in the future because many companies are changing to a “hybrid work model,” which has completely transformed the concept of a flexible workspace. Companies can enable their staff to freely choose where and how to work, simply by integrating remote office working.

As a result of the pandemic, traditional companies’ demand for traditional office spaces has changed, bringing growth opportunities to flexible workspace operators. Chris Edwards said that he has seen many MNCs working with flexible workspace operators, including the design, construction, and operation of large-scale office spaces that are provided to teams to regularly meet up, collaborate, and network. For startups and freelancers, a coworking space is also an excellent choice because it helps them expand their network and meet more like-minded people.

Captions: Singapore – The Hive Carpenter Lounge; Hong Kong – The Hive; Melbourne - The Cluster; Kuala Lumpur – The Hive

Effective Use of Resources Through Rental Savings

For companies, coworking spaces do not only offer flexible lease options but also big savings on rental costs. Companies do not need to rent substantial floor space that is not utilised for an extended period. Instead, they can flexibly adjust tenancy duration and leased areas based on actual needs, so as to achieve cost savings. Additionally, companies of different scales can all benefit from coworking spaces. The biggest selling point is the networks they offer. Companies or individual entrepreneurs can connect with each other and seek collaborative opportunities in a coworking space. This type of mutually beneficial environment is conducive to sharing resources and experiences, through which costs can be lowered and the efficiency of resource allocation can be improved. More business opportunities and partnerships can also be brought to these companies. The Flexi Group is optimistic about the coworking space market and has been actively boosting its market share through acquisitions, with its brands targeted to conquer different markets.

Fragmented Coworking Space Market

At present, the flexible workspace industry is highly fragmented. In the future, businesses that can focus their operations and build a brand will become market leaders. Chris Edwards said that the Group will target acquisitions based on operating regions and a number of locations, profit records, brand presence, design aesthetics, and whether the values and culture conveyed by a brand are aligned. In the future, the Group envisions maintaining growth by acquiring well-known operators in the markets it operates in. Chris Edwards said that acquiring new brands can expand the Group’s portfolio, which not only improves the Group’s product range but also enhances its operational and business efficiency. By adding new brands to its product portfolio, the Group can consolidate its workforce, and apply stronger negotiation power to reduce costs. Therefore, it will raise its market share by way of acquisitions in the future.

New Amenities in Coworking Spaces

On top of providing spaces for work, will coworking spaces add new amenities for other use in the future? Chris Edwards said that with changes in preferences in the workplace, more and more companies are eager to recognise the benefits brought by workspaces that feature social and collaborative opportunities. To meet this demand, the Group observed that its sizable tenants are redesigning their offices to foster interaction and teamwork. The Group will continue to provide its members with a series of meticulously designed collaboration spaces, including boardrooms and meeting rooms, hot desks, cafes, event spaces, Townhall areas, photography studios, and wellness studios. By providing an array of spaces that suit different needs, the Group is committed to supporting companies to fully utilise their office space and increase productivity.